FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

PRUDENTIAL PLC

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, UK

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan

RECOMMENDED OFFER BY PRUDENTIAL PLC FOR
THE SHARES OF EGG PLC NOT ALREADY OWNED BY PRUDENTIAL

•                           Acceptances received by Prudential in respect of 80.3 per cent. of the issued ordinary share capital of Egg not already owned by the Prudential Group prior to the making of the Offer on 19 December 2005.

•                           The Prudential Group now owns 95.7 per cent. of the entire issued ordinary share capital of Egg.

•                           Offer extended until further notice.

•                           Egg to delist on 20 February 2006 or as soon as is practicable thereafter.

Level of Acceptances

On 19 December 2005, Lexicon Partners made a recommended Offer on behalf of Prudential to acquire the shares of Egg not already owned by the Prudential Group.

On 22 December 2005, Prudential announced that, following the admission of New Prudential Shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities having become effective, the only condition of the Offer had been satisfied and the Offer had become unconditional.

Prudential announces that as at 1.00pm (London time) on 20 January 2006, being the first closing date of the Offer, valid acceptances of the Offer had been received by Prudential in respect of a total of 143,457,420 Egg Shares, representing approximately 80.3 per cent. of the issued ordinary share capital of Egg not already held by the Prudential Group prior to the making of the Offer on 19 December 2005 and approximately 17.4 per cent. of the entire issued ordinary share capital of Egg.

The number of valid acceptances above includes valid acceptances received in respect of 853,036 Egg Shares subject to irrevocable commitments made in favour of Prudential from members of the Independent Committee of Egg (representing approximately 0.1 per cent. of the entire issued ordinary share capital of Egg), 4,789,698 Egg Shares held as investment assets in the life funds of The Prudential Assurance Company Limited (representing approximately 0.6 per cent. of the entire issued ordinary share capital of Egg) and 302,610 Egg Shares held by other Directors of Egg (representing approximately 0.04 per cent. of the entire issued ordinary share capital of Egg).

As at 1.00pm (London time) on 20 January 2006, there remained 3,700 Egg Shares (representing approximately 0.0004 per cent. of the entire issued ordinary share capital of Egg) subject to an irrevocable commitment made in favour of Prudential, but for which valid acceptances had not yet been received.

Taking account of the valid acceptances received as at 1.00pm (London time) on 20 January 2006, the Prudential Group now owns 789,413,267 Egg Shares (representing approximately 95.7 per cent. of the entire issued ordinary share capital of Egg).

Save as disclosed in the Offer Document and above, neither Prudential nor any person acting, or deemed to be acting, in concert with Prudential held Egg Shares (or rights over Egg Shares) immediately before the commencement of the offer period or, during the offer period, has acquired or agreed to acquire Egg Shares (or rights over Egg Shares) and no acceptances of the Offer have been received from any persons acting, or deemed to be acting, in concert with Prudential.

Extension of Offer

Prudential also announces that the Offer, which remains subject to the terms set out in the Offer Document dated 19 December 2005, will remain open for acceptances until further notice.

Current value of the Offer

Based on the closing middle market price of 556 pence per Prudential share on 20 January 2006, the Offer:

•                                  values each Egg Share at approximately 124.4 pence; and

•                                  represents a premium of approximately 24 per cent. to the closing middle market price of 100.25 pence per Egg Share on 25 October 2005, being the last Business Day prior to the announcement by Prudential that it was considering acquiring the Minority.

Delisting of Egg

The Board of Egg has confirmed to Prudential that it will apply to the UK Listing Authority for cancellation of the listing of Egg Shares on the Official List and to the London Stock Exchange for the cancellation of trading of Egg Shares on its market for listed securities.  It is expected that such cancellations will take effect on 20 February 2006 or as soon as is practicable thereafter.

Terms used in this announcement have the same meaning as those used in the announcement filed with the SEC on 22 December 2005 relating to the same subject matter.

ENQUIRIES

For further information, contact:

Egg Shareholder Helpline	Tel: 0845 606 0252
(or +44 1903 276 321 from outside the UK)
Prudential

Media Enquiries
Jon Bunn	Tel: 020 7548 3559
William Baldwin-Charles	Tel: 020 7548 3719
Joanne Doyle	Tel: 020 7548 3708

Investor / Analyst Enquiries
James Matthews	Tel: 020 7548 3561
Marina Novis	Tel: 020 7548 3511

Lexicon Partners (financial adviser to Prudential)	Tel: 020 7653 6000
Andrew Sibbald
Ollie Clayton
Lucy Garrett

UBS Investment Bank (corporate broker to Prudential)	Tel: 020 7568 1000
Phil Shelley
George Close-Brooks

Egg

Media Enquiries
Press Office	Tel: 020 7526 2600
Emma Byrne	Tel: 020 7526 2565

Investor / Analyst Enquiries
Kieran Coleman	Tel: 020 7526 2648

Goldman Sachs International (financial adviser to Egg)	Tel: 020 7774 1000
Karen Cook
Nick Reid
Jonathan Sorrell

JP Morgan Cazenove (corporate broker to Egg)	Tel: 020 7588 2828
Richard Locke
Mike Collar

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Prudential only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Prudential for providing the protections afforded to clients of Lexicon Partners nor for providing advice in relation to the Offer.

UBS is acting for Prudential only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Prudential for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Egg and no-one else in connection with the Offer and is not advising any other person and accordingly will not be responsible to any person other than Egg for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.

JP Morgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Egg only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Egg for providing the protections afforded to clients of JP Morgan Cazenove nor for providing advice in relation to the Offer.

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities in any jurisdiction.  Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Information Memorandum.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.  In particular, this announcement should not be distributed, forwarded to or transmitted in or into Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

Unless otherwise determined by Prudential, the Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, by means of telephone, fax, telex or other forms of electronic communication) of interstate or foreign commerce of, or by any facility of a national securities exchange of, the United States of America, Canada, Australia or Japan and is not capable of acceptance by any such use, means, instrumentality or facility.  Accordingly, copies of the Offer Document, the Information Memorandum, the Form of Acceptance, the Form of Instruction, the Share Dealing Facility Booklet and any related documents are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States of America, Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. The availability of the Offer to persons who are not citizens, nationals or residents of the United Kingdom may be affected by the laws of their respective jurisdictions. Egg Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements of their respective jurisdictions.

The Offer is not an offer of securities for sale in the United States of America or in any jurisdiction in which such an offer is unlawful. The New Prudential Shares issued in connection with the Offer have not been, nor will they be, registered under the Securities Act, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration. The relevant clearances have not been, and will not be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus, information memorandum or other documents relating to the New Prudential Shares has been or will be filed or registration made under any securities laws of any province or territory of Canada nor has any prospectus, information memorandum or other documents relating to the New Prudential Shares been, or will be, lodged with, or registered by, the Australian Securities Investments Commission or the Japanese Ministry of Finance and the New Prudential Shares have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities laws is applicable, the New Prudential Shares may not be offered, sold, resold or delivered, directly or indirectly, in or into Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in Canada, Australia or Japan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PLC
(Registrant)

Date 23 January 2006
	By	/s/Susan Henderson

(Signature)*
SUSAN HENDERSON, DEPUTY GROUP SECRETARY

* Print the name and title of the signing officer under his signature.